INVEST IN **MICROVISION OPTICAL**

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20+ years of industry expertise radically changing the eyewear price model

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microvisionoptical.com / parallel eyewear.com

San Diego CA

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OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. 🕶 Annual global eyewear market worth $20 billion—and growing
2. 🔥 More than 1,000,000 pairs of readers and sunglasses sold - Oprah loves our readers!
3. 🏆 Founders have 20+ years of experience as innovators in the eyewear industry + successful exits
4. 📈 D2C business model built to scale quickly
5. 💪 Strong revenue stream from multiple patents licensed to global optical companies
6. 🤝 Diverse and well-established supply chain relationships

Our Team



David Johnson Founder & CEO

Inventor and successful serial founder with multiple prior exits. Industry expert in retail, design, manufacturing, and supply chain logistics.

"This is the best time to invest in MicroVision Optical. We're re-inventing our long-established business to take advantage of massive consumer trends. And, since the DTC eyewear category features high rates of consolidation, acquisition, and inflows of new investment, I think our investors will have excellent options when it comes time to exit."



Ray Sphire Chief Operating Officer

Serial entrepreneur and strategist in the health and wellness retail space, with experience in successful exits and acquisitions.



David Stern Brand Management, Senior Advisor, and Investor

Startup developer and equity liaison to investors. Serial founder and strategist for CNN, Conde Nast, Discovery Networks, MasterCard, Paramount, Warner Brothers and others.

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Why MicroVision Optical?


Ultra-Premium Eyewear at Half the Price
of Comparable Global Brands

MicroVision Optical, a small, highly innovative industry insider, is disrupting the long-established price model in the $20 billion eyewear market. The company will build on its design and supply chain expertise to market eyewear products with the quality of competitive global brands at half typical pricing.


Long-standing innovator and technology leader building high-quality, affordable, direct-to-consumer eyewear business
- Multiple unique, patented technologies
- 20 years of first-to-market products globally
- Available in grocery stores, drugstores & more


Eyewear Consumers Want More for Less.
MicroVision Optical Delivers.

Consumers are more sophisticated than ever, and understand established brands no longer have a monopoly on style and quality. For eyewear, buyers seek new brands for readers and sunglasses with innovative tech, premium quality, and great pricing. MicroVision Optical's D2C model makes this possible.


MicroVision
The global eyewear market is highly fragmented and dominated by big players.
Consumers want high-quality glasses with premium design and advanced features, but they're no longer willing to pay a hefty price tag...


MicroVision Optical: Innovative & Quality
Eyewear at Direct-To-Consumer Pricing

Customers now actively search for glasses with the premium quality and tech of legacy brands, but at significantly lower direct-to-consumer pricing. As a veteran innovator with industry infrastructure already in place, MicroVision Optical's

new D2C Parallel Eyewear is uniquely positioned to lead the price revolution.


Parallel
Parallel Eyewear takes advantage of a huge shift in consumer behavior...
...to provide high-quality direct-to-consumer products at D2C pricing


Serial Patents, Robust D2C Channels & 1,000,000+ Readers Sold
Parallel

For 20 years, MicroVision Optical has been an eyewear industry innovator with proprietary tech built into major eyewear brands sold globally. The MicroVision Optical Mini-Reader has sold hundreds of thousands of pairs, and even made Oprah Winfrey's Favorite Things list.


20 years of technological innovation in reader design
Proven expertise in manufacturing and logistics
Multiple patented products sold globally


Market Expected to Reach $20B in 2021

Global demand for eyewear is huge, with robust annual growth worldwide and a forecast CAGR of 5 to 7% between 2019-2024. Revenue is projected to hit $20 billion by 2021 and with consumers worldwide clamoring for heritage eyewear at D2C prices, MicroVision Optical is poised for explosive growth.


Demand for premium D2C glasses is at an all-time high
Market will hit $20B in 2021 with 5-7% CAGR through 2024
Forward-looking projections cannot be guaranteed.
Parallel




Half the Price of
Comparable Products

Under the helm of an industry expert with multiple prior exits, MicroVision Optical has leveraged its leadership and expertise in global design, supply chain, and manufacturing logistics to great success. Parallel Eyewear's affordability—half the cost of luxury brands—is made possible by years of insider experience.


David Johnson,
Founder & CEO
• Inventor & successful serial founder with multiple prior exits
• Industry expert in retail, design, and more
Raymond Sphire,
COO & Senior Advisor
• Serial entrepreneur
• Strategist with successful exits & acquisitions
Todd Brumley,
VP Finance
• Special expertise in debt financing for businesses
• Accounting & finance executive
David Stern,
Brand Management, Senior Advisor & Investor
• Serial founder & strategist for CNN, Mastercard, Paramount & more
• Startup developer & equity liaison to investors
Bob Hall,
Advisor & Investor
• Angel investor
• 30 years' experience leading 5 different companies
• Expert in consumer goods, sales growth, mergers & acquisitions.


Continuous Innovation with
Global First-to-Market Products

In a highly fragmented global market dominated by large brands, MicroVision Optical stands out as a reliably innovative and expert eyewear manufacturer uniquely positioned to capitalize on this new frontier of high-quality goods at direct-to-consumer prices.


MicroVision & Parallel Eyewear have cornered the highest quality/lowest price market
HIGHER QUALITY / HIGHER TECHNOLOGY
Parallel
MicroVision
COSTA
Maui Jim
SALT.
OAKLEY
KAENON
Féroce
RAEN
LOW PRICE
TIFOSI
HIGH PRICE
NATIVE
Rocket
SUNDOG
BLENDERS
LOWER QUALITY / LOWER TECHNOLOGY


Major Product & Brand
Expansion on the Horizon
Parallel
Parallel

MicroVision Optical has ambitious plans to relaunch its D2C reader line, with a newly patented Rolling Reader design. Customers can also anticipate a blue light-blocking line of readers optimized for our new Zoom world. This game-changing tech protects eyes without the yellow tinting in other products.


Building to 100,000


frames per year
- April 2021: New Parallel Eyewear website is launched
- July-August 2021: MicroVision Optical Readers and Parallel Eyewear debut on Amazon
- September 2021: MicroVision Optical Readers website is re-launched

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed


Why Invest Now?

MicroVision Optical alone has the expertise, infrastructure, and reputation to capture a significant market share of legacy-quality products at factory pricing.


5-Year Revenue Projections
$16M
$14M
$12M
$10M
$8M
$6M
$4M
$2M
$0M
$1.90M
$5.48M
$9.53M
$12.50M
$14.45M
months
1-12
13-24
25-36
37-48
49-60
Forward-looking projections cannot be guaranteed


INVEST IN
MicroVision
OPTICAL


CAMPAIGN STRATEGY BY
ARORA PROJECT
AROraproject.co